Exhibit 99.1

Uxin Announces Closing of US$15 Million Investment from Parties Designated by NIO Capital under Previously Announced Share Subscription Agreements

BEIJING, June 29, 2026 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading used car retailer in China, today announced that the Company and parties designated by NIO Capital have completed the subscription for, and issuance of, Class A ordinary shares of the Company for an aggregate purchase price of US$15 million, at a purchase price of US$0.00953 per Class A ordinary share (equivalent to US$2.859 per American depositary share). This amount represents a portion of the US$20 million committed by affiliates of NIO Capital under the previously announced share subscription agreements entered into on December 26, 2025 with affiliates of NIO Capital and Prestige Shine Group Limited (collectively, the “Investors”) (the “Share Subscription Agreements”).

Under the Share Subscription Agreements, affiliates of NIO Capital agreed to invest US$20 million and Prestige Shine Group Limited agreed to invest US$30 million in the Company, for an aggregate of 5,246,589,717 Class A ordinary shares and aggregate consideration of US$50 million at a purchase price of US$0.00953 per Class A ordinary share (equivalent to US$2.859 per American depositary share).

The Company and the Investors are actively working toward closing the remaining committed investment under the Share Subscription Agreements, subject to the satisfaction of customary closing conditions.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co